Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is designed to provide readers of financial statements of Micware Co., Ltd. (“we,” “our,” “us,” “Micware,” and the “Company”) with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors,” “Forward-Looking Statements,” and elsewhere in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2026.

Overview

We are a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. Our main focus is the development and sale of in-vehicle infotainment (“IVI”) systems that cover a broad range of modern car functionality from multimedia to navigation, human machine interface, telematics, and driver assistance. We also specialize in the development of navigation software and location information-based smartphone applications. Since the establishment of Micware in 2003, we have accumulated over 20 years of experience in software development in the automotive industry, which has translated into significant business growth. As of the date of this report, our business is operated across Japan through 6 operating entities and 13 branch offices. We have also established subsidiaries in the U.S., Thailand, and Germany, for our operations overseas.

We present our results of operations by three categories:

●	Software Defined Vehicle (SDV): relates to the development and sale of software systems designed for SDV, including IVI system software and other mobility-enhancing software products, conducted by Japanese subsidiaries.

●	Location-Based Service (LBS): relates to the development and licensing of in-vehicle navigation software systems, and other geographic data-based services for business-to-business customers, mainly serving end users.

●	Other: primarily comprises software development services conducted by overseas subsidiaries designed for SDV, and business-to-customer mobile app services unrelated to in-vehicle navigation.

We disaggregate our revenue into three categories: (i) software development services, (ii) licensing, and (iii) other software-related services.

(i)	We provide software development services that include the design and delivery of custom automotive software based on our proprietary IVI platform. Our platform supports a wide range of functions such as navigation, multimedia, and connectivity across Android-based and Linux-based environments, and enables efficient, modular development to meet a variety of customer requirements.

(ii)	We generate licensing revenue primarily by granting customers rights to use our proprietary software modules, such as navigation engines, under licensing arrangements. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and are licensed on a per-unit basis.

(iii)	We also provide other software-related services, which include after-sales maintenance and support services to customers who have licensed or developed software with us, as well as B2C mobile app services unrelated to in-vehicle navigation.

For the six months ended August 31, 2026, we had total revenue of JPY10,612.7 million (approximately US$66.4 million). For the six months ended August 31, 2026, revenue generated from software development services, licensing, and other software-related services was JPY8,395.3 million (approximately US$52.6 million), JPY1,520.4 million (approximately US$9.5 million), and JPY697.0 million (approximately US$4.4 million), respectively, constituting 79.1%, 14.3%, and 6.6% of our total revenue, respectively.

For the six months ended August 31, 2026, we had net income of JPY620.0 million (approximately US$3.9 million). Unless otherwise indicated, references to net income in this section refer to net income attributable to the Company’s ordinary shareholders.

Recent Developments

Initial Public Offering

The Company consummated its initial public offering (“IPO”) on May 15, 2026, pursuant to which the Company issued 2,850,000 American Depositary Shares (“ADSs”), each representing one ordinary share, at a public offering price of $8.00 per ADS. The IPO generated gross proceeds of approximately JPY3,642.1 million ($22.8 million) and net proceeds of approximately JPY3,280.7 million ($20.6 million), after deducting underwriting discounts, non-accountable expense allowance and offering expenses payable by the Company.

Full Exercise of Over-Allotment Option

On May 20, 2026, A.G.P./Alliance Global Partners, as the underwriter, fully exercised its over-allotment option to purchase an additional 427,500 ADSs, each representing one ordinary share, at the public offering price of $8.00 per ADS. The sale of the additional ADSs closed on May 27, 2026 and generated additional gross proceeds of approximately JPY543.1 million ($3.4 million) and additional net proceeds of approximately JPY500.3 million ($3.1 million), after deducting underwriting discounts, non-accountable expenses and other amounts payable at closing.

Following the full exercise of the over-allotment option, the Company issued and sold an aggregate of 3,277,500 ADSs in the IPO, resulting in aggregate gross proceeds of approximately JPY4,185.2 million ($26.2 million) and aggregate net proceeds of approximately JPY3,781.0 million ($23.7 million), after deducting underwriting discounts, non-accountable expense allowance, offering expenses payable by the Company and other amounts payable at closing.

Key Factors Affecting Results of Operations

We operate in a highly competitive automotive software industry, and increased competition could adversely affect our revenue and profitability.

Many companies in the IVI industry are large-scale enterprises with abundant capital and human resources, and competition is becoming increasingly intense. In both the SDV and LBS domains, it is common to engage customers by first engaging in software development, which is later monetized through license income and licensing-related services. Because large-scale software development typically requires substantial resources, such large-scale enterprises are often in a more advantageous position when bidding for such projects, and thus represent a significant competitive threat. Indirectly, we also compete with the in-house development initiatives of original equipment manufacturers (OEMs), who are our customers in the IVI contract development space. Intensified competition may exert pressure on pricing and development schedules, which could materially and adversely affect our customer base, project unit prices, revenue, and profit margins. Heightened competition may also lead to a decrease in average revenue per customer and an increase in selling and recruiting expenses, which could negatively impact our profitability and cash flows.

We are highly dependent on a limited number of major customers, who are large OEMs with significant buying power, and this concentration poses risks to our business.

A substantial portion of our revenue is derived from a limited number of major customers, most of whom are large-scale OEMs in the automotive industry. These OEMs possess significant bargaining power due to their size, procurement scale, and internal technical capabilities. As a result, they are often able to demand favorable terms, including lower pricing, extended payment terms, and compressed development schedules, which can adversely affect our profit margins and cash flows. In addition, the high concentration of revenue among a few key customers exposes us to increased risk in the event of a loss, delay, or reduction in orders from any of these customers. Strategic decisions by such OEMs, including shifting to in-house development of IVI systems or changing suppliers due to cost, technical, or strategic considerations, could materially impact our revenue. Furthermore, because these OEMs often engage in long and complex product development cycles, any changes in their vehicle programs, volume forecasts, or launch timelines can directly influence the timing and amount of our recognized revenue. As competition in the IVI and SDV markets continues to intensify, these dynamics may become more pronounced, increasing the uncertainty of our business performance and operational planning.

The performance and retention of engineers are critical to our project execution capabilities and profitability.

Our business is highly dependent on the productivity and retention of skilled engineers with advanced technical capabilities. A significant portion of our workforce consists of experienced professionals with deep domain expertise and hands-on experience in areas such as SDVs and LBS. These engineers play a central role in ensuring project quality, on-time delivery, and customer satisfaction. The loss or departure of such experienced engineers could materially impair our development capacity, hinder our ability to meet project deadlines, and reduce our chances of securing new contracts or expanding existing ones. Furthermore, competition for engineering talent in the automotive software industry has been intensifying year by year, and the recruitment and retention of top-tier engineers remain critical and ongoing challenges for us. If we are unable to maintain a stable and highly capable engineering team, it may negatively impact our ability to secure projects and execute them efficiently. In such cases, we may become increasingly reliant on subcontractors and external partners, which could lead to higher costs, diminished quality control, and adverse effects on our profitability and cash flows. To maintain our competitive advantage and support sustainable growth, we intend to continue investing in talent acquisition, development, and retention.

We are highly dependent on the Japanese market, and any deterioration in the economic, social, or regulatory environment in Japan could materially and adversely affect our performance. At the same time, we believe our technology has demonstrated a certain level of competitiveness in the global market.

A substantial majority of our revenue is generated from customers located in Japan, and most of our personnel are also based in Japan. While we have established subsidiaries in North America, the European Union, and Southeast Asia, revenue contributions from these overseas regions have remained limited on a consolidated basis to date. This geographic concentration makes us vulnerable to risks specific to the Japanese market. For example, a downturn in the Japanese economy, inflationary pressure, labor shortages, or changes in government policies and regulatory frameworks could materially and adversely affect our business operations, financial condition, and results of operations. In addition, region-specific disruptions such as natural disasters, public health emergencies, or geopolitical tensions could negatively impact our business continuity and our ability to provide services to customers. Our current dependency on the Japanese market also limits the regional diversification of our revenue base. If we are unable to expand our overseas operations and customer base in a timely and effective manner, it may become difficult to mitigate the risks of domestic market saturation or economic downturns, and our long-term growth prospects and resilience to external shocks could be adversely affected. On the other hand, our major customers—Japanese OEMs—have secured a significant share in the global automotive market. As our technologies are integrated into their products, this indicates that our solutions are being adopted and accepted by consumers worldwide. We view this as a positive factor that demonstrates the quality and global competitiveness of our technology and provides a potential foundation for our future international expansion. We intend to leverage this advantage to strengthen our business platform as we pursue growth opportunities beyond Japan.

Our recent group reorganization aimed at enhancing operational efficiency and business synergy may not achieve its intended results and could lead to increased complexity and operating costs.

In March 2024, we implemented a group reorganization to better integrate overlapping business operations and pursue synergies across the organization. Prior to the reorganization, our parent company operated three business units internally, while several businesses acquired externally—although partially overlapping in function—continued to operate as separate legal entities. As part of the reorganization, we consolidated these overlapping businesses by integrating the acquired companies with the relevant business units, aligning them more directly along functional lines. This restructuring was based on our belief that concentrating talent and operations under a unified structure would enhance management efficiency and organizational effectiveness. However, despite the time elapsed since the original acquisitions, integration of previously independent companies carries inherent risks. Post-merger integration challenges, such as cultural differences, system misalignment, inconsistent processes, and personnel attrition, may arise and could hinder the realization of expected synergies and operational improvements. Moreover, as part of the reorganization, we established new subsidiaries in March 2024 through company split processes, resulting in an increase in the number of legal entities within the group. This may lead to greater administrative and compliance costs, as well as increased complexity in group-level management and financial reporting. If we fail to successfully execute the reorganization or manage the expanded group structure effectively, our anticipated benefits may not materialize, and we may experience operational inefficiencies, increased costs, or disruption to our business activities, all of which could adversely affect our business, financial condition, and results of operations.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future results of operations or financial condition.

Key Components of Our Results of Operations

Revenue

We disaggregate revenue into the following major categories:

Software development services

The Company generates revenue from software development services. This includes the design and delivery of custom automotive software based on the Company’s proprietary IVI platform. The platform supports a range of functions such as navigation, multimedia, and connectivity across Android- and Linux-based environments, and enables efficient, modular development for a variety of customer requirements.

Licensing

The Company grants customers rights to use its software modules, such as navigation engines, under licensing arrangements for a fixed term, in most cases between a three- and five-year time frame. These modules are generally integrated into in-vehicle systems by Tier 1 suppliers and licensed on a per-unit basis.

Other Software-Related Services

The Company generates other software-related revenue primarily from after-sales maintenance and support services provided to customers who have licensed or developed software with the Company. The Company also earns revenue from bundled equipment-and-software arrangements, primarily through the Company’s Mvcube service, which is classified as sales-type leases.

Cost of revenue and gross profit

Cost of revenue consists primarily of employee-related expenses, material costs, outsourcing expenses, license fees, project-related transportation costs, rental fees, communication costs, and allocated overhead. Employee-related expenses include salaries, bonuses, accrued vacation expenses, fringe benefits, and share-based compensation expenses.

Our ability to lower our cost of revenue depends on our capability to improve engineer utilization and productivity, enhance customer acquisition and retention, increase our share of spend within OEM customers, increase unit pricing per customer or project, and achieve cost reductions in outsourcing as well as procurement from our suppliers.

Our employees are a critical asset, necessary for our continued success. Therefore, we expect to continue hiring talented employees and providing them with competitive compensation programs. We manage the utilization levels of our delivery professionals through strategic hiring practices, dynamic management of staff, and efficient staffing of projects. Some of these professionals are hired and trained to work for specific customers or on specific projects. Our staff utilization also depends on the general economy and its effect on our customers and their business decisions regarding the use of our services.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. These primarily consist of directors’ and staff costs, recruitment costs, promotion fees, professional fees, commission fees, rental fees, depreciation, transportation costs, advertisement fees, and share-based compensation expenses. Since we do not operate separate sales departments, our operating costs related to selling activities are managed together with administrative costs, as they serve similar functions and pertain to the same aspects of the business. Accordingly, the Company has consolidated them into a single line item under this title.

Research and development expenses

Research and development expenses include costs attributable to the conduct of research and development programs, including employee-related expenses, rental fees, utility costs, professional service costs, material costs used for research and development activities, related transportation expenses, and share-based compensation expenses.

Interest expenses, net

Interest expenses consist primarily of interest on loans and finance leases. Interest income consists primarily of interest received on cash and cash equivalents.

Other income (expenses), net

Other income (expenses), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses from foreign currency exchange, and gains or losses from change in fair market value of equity securities.

Income taxes expenses

We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expenses reflect income earned and taxed, in jurisdictions in which we conduct business.

Operating Results

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for each of the periods indicated:

	For the Six Months ended August 31,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
REVENUE
Software Development Services	8,061,829	78.6%	8,395,293	52,556	79.1%	333,464	4.1%
Licensing	1,466,879	14.3%	1,520,420	9,518	14.3%	53,541	3.6%
Software-related Services	732,378	7.1%	697,021	4,363	6.6%	(35,357)	(4.8)%
TOTAL REVENUE	10,261,086	100.0%	10,612,734	66,437	100.0%	351,648	3.4%
COST OF REVENUE	7,040,540	68.6%	6,764,846	42,349	63.7%	(275,694)	(3.9)%
GROSS PROFIT	3,220,546	31.4%	3,847,888	24,088	36.3%	627,342	19.5%
OPERATING EXPENSES
Selling, general, and administrative expenses	1,916,500	18.7%	2,229,961	13,960	21.0%	313,461	16.4%
Research and development expenses	519,153	5.1%	829,203	5,191	7.8%	310,050	59.7%
TOTAL OPERATING EXPENSES	2,435,653	23.8%	3,059,164	19,151	28.8%	623,511	25.6%
OPERATING PROFIT	784,893	7.6%	788,724	4,937	7.5%	3,831	0.5%
OTHER INCOME (EXPENSE), NET	111,551	1.1%	(750)	(5)	0.0%	(112,301)	(100.7)%
INCOME BEFORE INCOME TAX PROVISION	896,444	8.7%	787,974	4,932	7.5%	(108,470)	(12.1)%
PROVISION (BENEFIT) FOR INCOME TAXES
Current	514,044	5.0%	486,068	3,043	4.6%	(27,976)	(5.4)%
Deferred	(326,400)	(3.2)%	(311,026)	(1,947)	(2.9)%	15,374	(4.7)%
TOTAL PROVISION FOR INCOME TAXES	187,644	1.8%	175,042	1,096	1.7%	(12,602)	(6.7)%
NET INCOME	708,800	6.9%	612,932	3,836	5.8%	(95,868)	(13.5)%
Less: net (income) loss attributable to non-controlling interests	(5,867)	(0.1)%	7,052	44	0.1%	12,919	(220.2)%
NET INCOME ATTRIBUTABLE TO THE COMPANY’S ORDINARY SHAREHOLDERS	702,933	6.8%	619,984	3,880	5.9%	(82,949)	(11.8)%

The following discussion presents segment-level changes in revenue, cost of revenue, selling, general, and administrative expenses, and research and development expenses on a gross basis (before intersegment eliminations). “Other” includes both minor business operations and intersegment eliminations. The sum of segment-level increases and decreases reconciles to the consolidated changes in revenue, cost of revenue, selling, general, and administrative expenses, and research and development expenses.

Revenue

Total revenue was JPY10,612.7 million for the six months ended August 31, 2026, an increase of JPY351.6 million, or 3.4%, from JPY10,261.1 million for the six months ended August 31, 2025.

Revenue—Software Development Services

Revenue from software development services was JPY8,395.3 million for the six months ended August 31, 2026, an increase of JPY333.5 million, or 4.1%, from JPY8,061.8 million for the six months ended August 31, 2025. This increase was attributable to a JPY319.2 million increase in sales in the SDV segment, driven by (i) the transition from a completed previous vehicle development project to a higher-value-added successor project for an existing OEM related party customer, which entered full-scale development, and (ii) customization development work for taxi dispatch systems for taxi operators.

Revenue—Licensing

Revenue from licensing was JPY1,520.4 million for the six months ended August 31, 2026, an increase of JPY53.5 million, or 3.6%, from JPY1,466.9 million for the six months ended August 31, 2025. This increase in revenue was attributable to a JPY98.1 million increase in sales in the LBS segment, driven mainly by higher license fee revenue from newly launched models for an existing customer, partially offset by lower license fees for multiple OEM vehicle models that had been in the market for a longer period. The increase in the LBS segment was partially offset by a JPY44.6 million decrease in sales in the SDV segment, primarily due to lower revenue from connected services for a related party customer.

Revenue—Software-related Services

Revenue from software-related services was JPY697.0 million for the six months ended August 31, 2026, a decrease of JPY35.4 million, or 4.8%, from JPY732.4 million for the six months ended August 31, 2025.

Cost of revenue and gross profit

Cost of revenue was JPY6,764.8 million for the six months ended August 31, 2026, a decrease of JPY275.7 million, or 3.9%, from JPY7,040.5 million for the six months ended August 31, 2025. Our gross profit increased by JPY627.4 million, from JPY3,220.5 million for the six months ended August 31, 2025 to JPY3,847.9 million for the six months ended August 31, 2026, and our gross profit margin improved by 4.9 percentage points, from 31.4% to 36.3% over the same period. The improvement in gross profit margin primarily reflected a favorable shift in the mix of SDV-related projects, as a major development program transitioned from the previous vehicle development project to a more profitable, higher-value-added successor project focused more on upstream design and development.

Cost of revenue decreased primarily due to (i) a JPY347.2 million net decrease in costs associated with SDV-related projects for an existing OEM related party customer, consisting of a JPY476.1 million decrease in costs following the completion of the previous vehicle development project, partially offset by a JPY128.9 million increase in costs associated with the higher-value-added successor project as it entered full-scale development, (ii) a JPY30.7 million decrease in costs associated with LBS-related projects involving OEM vehicle models that had been in the market for a longer period, and (iii) decreases of JPY56.5 million in SDV project development costs and JPY32.2 million in LBS project development costs following the completion of contract development projects for non-OEM customers. These decreases were partially offset by (i) a JPY126.6 million increase in costs associated with an LBS-related project involving newly launched vehicle models for an existing customer and (ii) a JPY93.2 million increase in share-based compensation expense resulting from a one-time, non-cash charge recognized upon completion of our IPO in connection with share option awards that vested upon the IPO. As a result, cost of revenue decreased while revenue increased, contributing to the improvement in our gross profit margin.

Selling, general, and administrative expenses

Selling, general, and administrative expenses were JPY2,230.0 million for the six months ended August 31, 2026, an increase of JPY313.5 million, or 16.4%, from JPY1,916.5 million for the six months ended August 31, 2025.

This increase was primarily attributable to:

(i)	Share-based compensation expense, which increased by JPY190.5 million, due to a one-time, non-cash charge recognized upon completion of our IPO for share option awards that vested upon completion of the IPO.

(ii)	Personnel expenses, which increased by JPY67.3 million in total, mainly due to headcount growth and higher compensation in line with the expansion of operations.

(iii)	Outsourcing and professional fees, which increased by JPY41.2 million, of which JPY19.5 million related to one-time IPO expenses, while the remaining increase primarily reflected higher ordinary-course expenses associated with the expansion of our business.

Research and development expenses

Research and development expenses were JPY829.2 million for the six months ended August 31, 2026, an increase of JPY310.0 million, or 59.7%, from JPY519.2 million for the six months ended August 31, 2025. This increase was primarily attributable to increased expenditures related to the DynaPlanet project.

Our research and development expenses are expected to continue to increase, primarily driven by DynaPlanet-related activities. The level of DynaPlanet-related research and development activities is expected to increase further during the remainder of the fiscal year ending February 28, 2027. Key risks and uncertainties with respect to our future research and development expenses that are reasonably likely to have a material effect on our revenue, income from continuing operations, profitability, liquidity, or capital resources include (i) delays and underperformance of our research and development activities, (ii) technical challenges encountered in the research and development process and regulatory changes, resulting in higher research and development expenses, and (iii) delays in expanding data sources, such as Mvcube, necessary for the development of our 3D mapping database, affecting the development of new services.

Our research and development efforts have followed a clear multi-year roadmap. For the fiscal year ended February 28, 2023, we primarily conducted foundational research on DynaPlanet and Mvcube, which provides the underlying data source for DynaPlanet. For the fiscal year ended February 29, 2024, our focus was on the conceptual design of DynaPlanet. For the fiscal year ended February 28, 2025, we established the development framework and commenced foundational technology development of DynaPlanet. For the fiscal year ended February 28, 2026, we advanced both foundational and service-level development and pursued patent applications and licensing activities related to DynaPlanet. For the fiscal year ending February 28, 2027, we plan to begin full-scale service and platform development based on DynaPlanet, followed by service enhancement and global expansion for the fiscal year ending February 29, 2028, and beyond. Consequently, while we began generating revenue from DynaPlanet-related services during the six months ended August 31, 2026, such revenue was not material to our total revenue for the period. We expect the commercialization of DynaPlanet to continue to progress during the remainder of the fiscal year ending February 28, 2027 and thereafter, although the timing and scale of future revenue contributions remain uncertain.

Other income (expense), net

Other income (expense), net was a net expense of JPY0.7 million for the six months ended August 31, 2026, compared to net income of JPY111.6 million for the six months ended August 31, 2025, representing a decrease of JPY112.3 million. This decrease was primarily attributable to the absence of a JPY106.8 million gain on bargain purchase recognized in the prior-year period.

Provision for income taxes

Provision for income taxes was JPY175.0 million for the six months ended August 31, 2026, a decrease of JPY12.6 million, or 6.7%, from JPY187.6 million for the six months ended August 31, 2025. The decrease was primarily due to lower income before provision for income taxes and a greater tax benefit associated with deferred IPO costs than in the prior-year period.

Our effective tax rate increased from 20.9% for the six months ended August 31, 2025 to 22.2% for the six months ended August 31, 2026.

Net income (loss) attributable to non-controlling interests

Net loss attributable to non-controlling interests was JPY7.1 million for the six months ended August 31, 2026, compared to net income attributable to non-controlling interests of JPY5.9 million for the six months ended August 31, 2025, representing a change of JPY13.0 million. This change was primarily attributable to Micware North America, Inc., which recorded a net loss for the six months ended August 31, 2026, compared to net income in the prior-year period.

On July 31, 2026, we acquired the remaining non-controlling interests in Micware North America, Inc. as well as Micware Asia Pacific Co., Ltd., making them wholly owned subsidiaries. Accordingly, following the respective acquisition dates, no portion of the net income or loss of these subsidiaries was attributable to non-controlling interests.

Adjusted operating profit

As a result of the foregoing reasons, we reported adjusted operating profit of JPY1,100.5 million for the six months ended August 31, 2026, as compared to adjusted operating profit of JPY824.8 million for the six months ended August 31, 2025. See “Non-GAAP Financial Measure and Reconciliation” below.

Non-GAAP Financial Measure and Reconciliation

In this report, we discuss a key financial measure that is not calculated in accordance with GAAP to supplement our unaudited condensed consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Six Months Ended August 31,
	2025	2026	2026
	JPY	JPY	US$
OPERATING PROFIT	784,893	788,724	4,937
Plus: listing-related and transformational expenses(a)	39,954	19,485	122
Plus: IPO-related share-based compensation expense(b)	-	292,284	1,830
Adjusted OPERATING PROFIT	824,847	1,100,493	6,889

(a)	Represents listing-related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the six months ended August 31, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.
(b)	Represents non-cash share-based compensation expense recognized upon the consummation of our IPO in connection with share option awards that vested upon completion of the IPO. We exclude this expense because it resulted from an IPO-specific vesting condition and is not indicative of our ongoing operating performance.

Adjusted operating profit is a financial measure that is not calculated in accordance with GAAP (referred to as the “non-GAAP financial measure”), and the use of the terms adjusted operating profit may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted operating profit allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted operating profit is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, our non-GAAP financial measure should be considered together with our unaudited condensed consolidated financial statements, which are prepared in accordance with GAAP. We understand that although adjusted operating profit is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	adjusted operating profit does not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

●	adjusted operating profit does not reflect changes in, or cash requirements for, our working capital needs; and

●	adjusted operating profit does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt.

Because of these limitations, adjusted operating profit should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measure of cash that will be available to us to meet our obligations.